UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 16)*

                           Binks Manufacturing Company
                                (NAME OF ISSUER)

                                  Capital Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   090527-10-2
                                 (CUSIP NUMBER)

     Check the following box if a fee is being paid with this statement /_/. (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     CUSIP NO. 090527-10-2             13G

      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Frances R. Watts                       S.S. No. ###-##-####
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a)
               (b) x

      3     SEC USE ONLY

      4     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                                        5    SOLE VOTING POWER
      NUMBER OF
      SHARES                                  48,259 shares
      BENEFICIALLY
      OWNED BY                          6    SHARED VOTING POWER
      EACH
      REPORTING                               0 shares
      PERSON
      WITH                              7    SOLE DISPOSITIVE POWER

                                              48,259 shares

                                        8    SHARED DISPOSITIVE POWER

                                              0 shares

      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               48,259 shares

      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               1.6%
      12    TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     ITEM 1(A)   NAME OF ISSUER:

                 Binks Manufacturing Company

     ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 9201 West Belmont Avenue, Franklin Park, Illinois  60131

     ITEM 2(A)   NAME OF PERSON FILING:

                 Frances R. Watts

     ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                 RESIDENCE:

                 434 Clinton Place, River Forest, Illinois  60305

     ITEM 2(C    CITIZENSHIP:

                 United States

     ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

                 Capital Stock

     ITEM 2(E)   CUSIP NUMBER:

                 090527-10-2

     ITEM 3      STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

                 Not Applicable

     ITEM 4      OWNERSHIP (AS OF DECEMBER 31, 1994):

                 (a)  Amount Beneficially Owned:

                       48,259 shares

                 (b)  Percent of Class:

                       1.6%

                 (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:

                             48,259 shares

                       (ii)  shared power to vote or to direct the vote:

                             0 shares

                       (iii) sole power to dispose or to direct the
                             disposition of:

                             48,259 shares

                       (iv) shared power to dispose or to direct the disposition of:

                             0 shares

     ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of
                 securities, please check here   X  .

     ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 Mrs. Watts died on November 11, 1995. Pursuant to the terms of the Voting Trust Agreement under which Mrs. Watts was formerly a co-trustee, Mrs. Watts ceased to be a trustee on such date and thus ceased to have the shared power to vote or dispose of the shares in the Voting Trust. As of the date hereof, Mrs. Watts' estate has not been distributed.

     ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                 Not Applicable

     ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 Not Applicable

     ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

                 Not Applicable

     ITEM 10     CERTIFICATION:

                 Not Applicable


                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 12, 1996
                                                 Date

                                            /s/ Ernest Watts
                                               Signature

                                             Ernest Watts
                                              Co-executor